UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      May 3, 2006

Mr. Bruce Wunner, Chief Executive Officer
NewGen Technologies, Inc.
6000 Fairview Road, 12th Floor
Charlotte, North Carolina 28210



      Re:	NewGen Technologies, Inc.
		Registration Statement on Form SB-2
      Filed February 10, 2006
		File No. 333-131745

		Form 10-KSB for the fiscal year ended December 31, 2005
		Filed April 17, 2006
		File No. 33-22264

Dear Mr. Wunner:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis or Plan of Operation

Plan of Operations, page 21

1. You disclose that your cash requirements are $60 million related to your biodiesal plant in the Southeast, plus an additional $140 million related to your joint ventures with PowerSHIFT Energy Company, Inc.
On page 22, you disclose you do not have sufficient cash to meet your anticipated obligations over the next twelve months. On page 23, you disclose you have sufficient funds for the near term. Revise the discussion of your plan of operations and your discussion of liquidity and capital resources to consistently describe your financial position. Include a specific discussion of how long you can currently satisfy your cash requirements and your plans for raising additional funds over the next twelve months.

2. We note that you will require additional debt or equity
financing
to meet your anticipated capital expenditures of approximately
$200
million, and the amount of authorized but unissued shares you have available. Provide specific disclosures regarding your expectations as to the nature and terms of the financing, analysis of the amounts or ranges involved and how it may differ from your current financing arrangements. Refer to Financial Reporting Codification
501.13.b.2
for guidance.

Recent Accounting Pronouncements, page 25

3. We note your discussion of the unamortized stock compensation to be recognized as a result of adopting SFAS 123(R) in the quarter ending
March 31, 2006.  Revise your disclosure to provide:

* a brief description of the new standard,
* the methods of adoption allowed,
* the method expected to be utilized, if known, and
* the impact the adoption is expected to have on your financial statements.

In particular, revise this disclosure to address the fair value of the stock based compensation that will be expensed each year. Refer to
Staff Accounting Bulletin Topic 11M for guidance.





Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-3

4. You have disclosed $4.2 million of operating expenses for 2005. Revise your statement of operations to disclose your operating expenses in sufficient detail to enhance the reader`s understanding of the nature and trends of current changes affecting your business. This presentation should include a separate line item for each material expense category.


Note 1 - Organization, page F-6

5. Expand your disclosures to clarify the legal and accounting form of your recapitalization transaction. Specifically, your disclosure should state that the historical financial statements presented are a continuation of Refuel America, Inc., and not those of Bongiovi Entertainment Inc., and explain that the capital structure of the Company is now different from that appearing in the historical financial statements of Bongiovi Entertainment Inc. due to the effects of the reverse merger.

Note 2 - Summary of Significant Accounting Policies, page F-7

6. We note your policy for the consolidation of joint ventures determined to be variable interest entities. For each of your joint ventures, tell us the facts and circumstances you considered to conclude that the joint venture is a variable interest entity and that you are the primary beneficiary of that variable interest. Refer to
Financial Interpretation 46(R) for further guidance. We may have further comment.

Note 9 - Related Party Transactions, page F-16

7. It appears the assignment and royalty agreement between the company and the directors is a material agreement. File this agreement as an exhibit as required by Regulation S-B Item 601(b)(10).

Note 11 - Subsequent Events, page F-17

8. We note your issuance of convertible debt and warrants that are convertible into a variable number of shares of your common stock depending on the market price of such stock. Tell us how you will report and account for each of these financial instruments in your March 31, 2006 financial statements. In your response, tell us what consideration you gave to the guidance in SFAS 133, Emerging Issues
Taskforce (EITF) 00-19 and other related accounting guidance. Please refer to Current Accounting and Disclosure Issues, page 30, on our website at http://www.sec.gov/divisions/corpfin.shtml for further guidance. We may have further comment.

Controls and Procedures, page 29

9. We note you have concluded as to the effectiveness of your internal control over financial reporting. Remove this disclosure, or provide all of the information required by Regulation S-B Item 308 regarding this disclosure, including the attestation report of the registered accounting firm on such assessment.

10. We further note your disclosure regarding significant changes in internal controls subsequent to year end. Amend this disclosure to address any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, as required by Regulation S-B Item
308(c).

Exhibits 31.1 and 31.2, page 36

11. Revise the wording of your certifications to conform exactly to the wording required by Regulation S-B Item 601(B)(31). Revise as follows:
* The title of each exhibit 31.1 and 31.2 should be "Certifications".
Remove all other language at the top of the exhibit.
* Remove all references to "annual" or "quarterly" before the word "report" except in paragraph number 1.
Remove the introductory language in paragraph 4 that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company since you have removed paragraph 4(b). This language is only required in the first annual report required to contain management`s internal control report and thereafter.
* All references to "registrant" or "registrant`s" should be replaced with the phrases "small business issuer" or "small business issuer`s", respectively.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Gary Newberry at (202) 551-3761 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.



      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	G. Newberry
	A. Sifford
      C. Moncada-Terry

      VIA FACSIMILE
	Thomas A. Rose
      Sichenzia Ross Friedman Ference
      212-930-9725

Bruce Wunner
NewGen Technologies, Inc.
May 3, 2006
Page 6